Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: February 13, 2023

Falcon’s Beyond Announces March 15 Opening of

Caribbean’s First World-Class Theme Park,

Katmandu Park | Punta Cana

On sale now are tickets to new world-class theme park featuring immersive entertainment and innovative rides and attractions based on the popular characters of the company’s original Katmandu franchise

Orlando, FL (February 13, 2023) — Falcon’s Beyond (“Falcon’s” or the “Company”), a leading fully integrated global entertainment development company specializing in intellectual property (IP) creation and expansion, today announced that Katmandu Park | Punta Cana, its forthcoming world-class theme park, will officially open to the public on March 15, 2023 with tickets on sale now. The new park in the Dominican Republic features cutting-edge, first-of-its-kind rides and attractions that immerse guests in the company’s original, proprietary franchise, The Hidden Realms of Katmandu.

Katmandu Park | Punta Cana will feature a variety of flexible ticket options, including:

●	1-use Pass ($120 per Adult and $85 per Child): This pass provides guests with one-time access to all attractions and rides across the park -- from Voyage of the Fathom Wanderer to EtherQuest – on any day until the pass is fully used. The pass will remain valid until guests have visited each attraction at the park one time.

●	VIP Pass ($225 per Adult and $140 per Child): The VIP pass enables guests to experience all park attractions on any day until the pass is fully used. In addition to access to all attractions, guests are treated to an extra 18 holes of Expedition Golf, VIP Parking, a complimentary locker, and a $75 credit to spend in the park.

●	Katmandu Pass ($120 per Adult and $85 per Child): Guests with the Katmandu Pass can experience all attractions once in one day with transportation from select pick-up areas included.

Guests who purchase advance tickets February 13 through March 15 will receive a complimentary, one-time early access pass, providing a sneak preview of select attractions at the park, prior to its official opening.

“We’re absolutely thrilled to announce the opening date for Katmandu Park | Punta Cana, which seamlessly blends first-of-its-kind immersive entertainment and attractions with premium hospitality, for the ultimate escape. We have structured ticketing in a way that offers fans the flexibility to explore the park however works best for their vacation, whether they want to visit once or return every day,” said Cecil D. Magpuri, CEO of Falcon’s Beyond. “Being at the forefront of experiential innovation is a core value for Falcon’s Beyond and we look forward to providing guests with an experience that helps them create their own adventures in our immersive destinations.”

The first of several new Katmandu Parks planned around the globe, Katmandu Park | Punta Cana is brought to life through immersive storytelling experiences, including four marquee attractions: Voyage of the Fathom Wanderer, a first-ever Suspended Theater attraction where riders soar through an epic adventure; Legend of the Desirata, a thrilling 4D Dark Ride that tells the Katmandu origin story; Challenge of the Mad Mage, an ON!X Theater attraction that reimagines the traditional 4D interactive theater with an impressive array of features seamlessly blended with advanced technology; and EtherQuest, an action-packed interactive walk-through attraction where guests are the main characters of their own adventure. Additional attractions at the park include: Expedition Golf, a 36-hole mini golf course charting over mountains and inside caves; High Point Adventure, an outdoor ropes course experience; The Quadagon, featuring four unique indoor climbing courses for both adults and kids; and the centerpiece of the park’s plaza, the Wheel of Infinite Wonder, a Katmandu-themed carousel with custom figures inspired by creatures and characters from The Hidden Realms. The park offers several themed food and beverage venues, carnival-style games, retail shops and an arcade.

Guests of Katmandu Park | Punta Cana will receive a smart wristband that carries their attraction passes, enables cashless payments and grants them their own unique and virtual identity with BeyondME, a free-to-use fan loyalty and online game platform for all ages. Through it, guests can customize their own BeyondME persona, personalize their avatar, earn and spend experience points as virtual currency called XP, and level up their status for additional benefits. In addition to the real-life experiences inside the park, BeyondME connects to various digital experiences, such as mobile games, Roblox and online shopping, to further earn and redeem XP.

Katmandu Parks will be connected to premier resort destinations, providing consumers a unique “resortainment” hospitality experience that seamlessly blends extraordinary entertainment experiences with premium resort amenities. The first of these new resorts, Falcon’s Resort by Meliá | All Suites Punta Cana, is located just steps away from the park. Following Punta Cana, Falcon’s is expected to expand Katmandu Park to locations across the globe, including: Tenerife, Canary Islands, and Mexico.

The opening of Katmandu Park | Punta Cana follows other recent transformative news from Falcon’s Beyond. Last year, Falcon’s Beyond announced plans to become a publicly listed company on Nasdaq through a definitive merger agreement with FAST Acquisition Corp. II (“FAST II”) (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon's Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The Company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The Company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

Additional Information

In connection with the proposed transaction, Falcon’s Beyond Global, Inc. (“Pubco”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a document that serves as a joint prospectus of Pubco and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Pubco will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Pubco through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Pubco with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in FAST II’s final prospectus related to its initial public offering dated March 15, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, the expectation that the proposed transaction will occur, the anticipated timing and benefits associated with the opening of Falcon’s Central, Katmandu Park, and Falcon’s Resort by Meliá | All Suites Punta Cana, as well as the expected expansion of Katmandu Park to Tenerife, Canary Islands, and Mexico. These statements are based on various assumptions and on the current expectations of the Company and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or Pubco following the announcement of the proposed business combination, (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond's business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond's business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FAST II, (13) the amount of redemption requests made by FAST II's stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in FAST II's final prospectus dated March 15, 2021 under the heading "Risk Factors," and other documents FAST II has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II's and Falcon’s Beyond's expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II's and Falcon’s Beyond's assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II's and Falcon’s Beyond's assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Media:
DKC Public Relations
Falcons@dkcnews.com

Investor Relations:
Brett Milotte, ICR
FalconsBeyondIR@icrinc.com

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